Exhibit (d.9)

GRAND PRIX FUND
CLASS A SHARES

AMENDMENT TO EXPENSE CAP/REIMBURSEMENT AGREEMENT

       This Amendment is dated as of March 1, 2002, and continues the Expense Cap/Reimbursement Agreement (the "Agreement") originally entered into as of February 26, 1999, and previously amended June 15, 1999, and supplemented June 20, 2000, between Target Holdings Corporation d/b/a/ Target Investors (the "Adviser") and Grand Prix Funds, Inc. ( the "Company") on behalf of the Grand Prix Fund's (the "Fund") Class A shares.

       WHEREAS, the Amendment dated June 15, 1999 and supplemented June 20, 2000, provides that the Agreement will terminate on February 28, 2002, unless extended by the mutual agreement of the parties, as provided for in an amendment to the Agreement;

       WHEREAS, the parties to the Agreement wish to extend the term of the Agreement, as amended through February 28, 2003.

       NOW THEREFORE, the parties agree as follows:

       Pursuant to this Amendment, the Agreement, as amended, shall terminate on February 28, 2003, unless extended by the mutual agreement of the parties, as provided for in a subsequent amendment to the Agreement.

       Specifically, the Adviser agrees to reduce its compensation and/or assume expenses for the Fund's Class A shares to the extent necessary to ensure that the Fund's Class A shares total operating expenses do not exceed 2.00% on an annual basis of the Class A shares average daily net assets.

       All other provisions of the Agreement shall remain in full force and effect.

TARGET HOLDINGS CORPORATION D/B/A TARGET INVESTORS

By: /s/ Robert Zuccaro Robert Zuccaro, President

GRAND PRIX FUNDS, INC. ON BEHALF OF THE CLASS A SHARES OF GRAND PRIX FUND

By: /s/ Robert Zuccaro Robert Zuccaro, President